

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 29, 2016

Pierre Courduroux
Chief Financial Officer
Monsanto Company
800 North Lindbergh Blvd.
St. Louis, Missouri 63167

     Re: **Monsanto Company**
              Form 10-K for the Fiscal Year Ended August 31, 2015
              Filed October 29, 2015
              Form 8-K
              Filed January 6, 2016
              File No. 001-16167

Dear Mr. Courduroux:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Melissa Raminpour

              Melissa Raminpour
              Branch Chief
              Office of Transportation and Leisure